Exhibt 99.B(h)(xxix)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 30th day of March, 2015, as amended and restated December 7, 2015, March 31, 2016, November 1, 2017 and January 22, 2018, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Index Plus Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions do not exceed the levels described below (the “Expense Limitation”); and

WHEREAS, effective December 7, 2015, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation from 1.50% of the Fund’s average daily net assets to 1.17% of the Fund’s average daily net assets; and

WHEREAS, effective March 31, 2016, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation from 1.17% of the Fund’s average daily net assets to 1.15% of the Fund’s average daily net assets; and

WHEREAS, effective November 1, 2017, the Adviser wishes to amend and restate this Agreement to reflect multiple classes of the Fund.

WHEREAS, effective January 22, 2018, the Adviser wishes to amend and restate this Agreement to extend the term of this Agreement for an additional one year period ending January 31, 2020.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed (on an annual basis) (i) 1.50%, as a percentage of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through December 6, 2015; (ii) 1.17% of the Fund’s average daily net assets for the period from December 7, 2015 through March 30, 2016, and (iii) 1.15% of the Fund’s average daily net assets for the period from March 31, 2016 through October 31, 2017; and (iv) the following percentages, with respect to each share class, of the Fund’s average daily net assets effective as of the date of this Agreement:

Institutional Class	1.15%

R6 Class	1.05%

Investor Class	1.40%

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The recoupment of fees waived or expenses reimbursed are limited to the lesser of (a) the Expense Limitation in effect at the time fees were waived or expenses were reimbursed, or (b) the Expense Limitation in effect at the time of recoupment.

Term. This Agreement shall terminate on January 31, 2020, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 22, 2018.

Gotham Asset Management, LLC

By:	/s/Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of
Gotham Index Plus Fund

By:	/s/Joel Weiss
Name:	Joel Weiss
Title:	President